AGREEMENT

THIS AGREEMENT (hereinafter, the "**Agreement**") is made and entered into as of the 31st day of March, 2014, by and between the following:

Broadleaf Capital Partners, Inc., a Nevada corporation (hereinafter, the **"Company"**), and Sustained Release, Inc., a Wyoming corporation (hereinafter, "**SRI"**) (both of which are the "Parties" and each is a "Party")**.**

<u>WITNESSETH</u>

WHEREAS, on November 29, 2013, the Company and SRI entered into an Acquistion Agreement (the "**Acquisition Agreement"**)(a copy of which is attached hereto as Exhibit "A") and on December 1, 2013, closed the transaction contemplated by the Acquisition Agreement, whereby the Company acquired all of the issued and outstanding shares of SRI common stock (the "**SRI Stock**") in exchange for 2,200,000 shares of a to be designated Series A Preferred Stock of the Company (the **"Series A Preferred Stock**"**);** and

WHEREAS, the Company has determined that it will follow a new business model and the SRI will not be a core part of that business model; and

WHEREAS, as of the date hereof Company has not issued the Series A Preferred Stock to SRI ; and

WHEREAS, the parties hereto desire to enter into this Agreement whereby the transaction between the Company and SRI will be rescinded with the SRI Stock being returned to SRI and its shareholders.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto do hereby agree as follows:

1. The Company shall return all of the SRI Stock to SRI and its shareholders and the obligation of the Company to deliver 2,200,000 shares Series A Preferred Stock shall be deemed null and void effective as of March 31, 2014.

2. Each of the Parties on behalf of itself and its respective officers, directors, shareholders, affiliates, subsidiaries, parent companies, past and present employees, agents, attorneys, predecessors, successors and assigns, hereby forever releases and discharges the other Party and its respective officers, directors, shareholders, affiliates, subsidiaries, parent companies, past and present employees, agents, attorneys, predecessors, successors and assigns from any and all claims, demands, indebtedness, agreements, promises, obligations, damages or liabilities, costs, expenses (including attorneys' fees), and causes of action in law or in equity, of any kind, whether known or unknown, suspected or unsuspected, fixed or contingent, asserted or unasserted, arising or existing on or before the date of this Agreement.

3. Time shall be of the essence of this Agreement.

4. Each party will bear the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

5. This Agreement and documents delivered hereunder contain the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all other agreements, written or oral, with respect thereto. This Agreement may be amended or modified in whole or in part, and any rights hereunder may be waived, only by an agreement in writing, duly and validly executed in the same manner as this Agreement or by the party against whom the waiver would be asserted. The waiver of any right hereunder shall be effective only with respect to the matter specifically waived and shall not act as a continuing waiver unless it so states by its terms.

6. If any provision of this Agreement is declared invalid by any tribunal, then such provision shall be deemed automatically adjusted to the minimum extent necessary to conform to the requirements for validity as declared at such time and, so adjusted, shall be deemed a provision of this Agreement as though originally included therein. In the event the provision invalidated is of such a nature that it cannot be so adjusted, the provision shall be deemed deleted from this Agreement as though such provision had never been included. In either case, the remaining provisions of this Agreement shall remain in effect.

7. This Agreement may be executed in one or more counterparts each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

8. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Nevada.

9. In the event any party to this Agreement shall be required to initiate legal proceedings to enforce performance of any term or condition of this Agreement, including, but not limited to, the interpretation of any term or provision hereof, the payment of moneys or the enjoining of any action prohibited hereunder, the prevailing party shall be entitled to recover such sums, in addition to any other damages or compensation received, as will reimburse the prevailing party for reasonable attorneys' fees and court costs incurred on account thereof (including, without limitation, the costs of any appeal) notwithstanding the nature of the claim or cause of action asserted by the prevailing party.

10. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, personal representatives, successors, and assigns, as the case may be.

11. Each party hereto acknowledges that each has had access to legal counsel of her or its own choice and has obtained such advice therefrom, if any, as such party has deemed necessary and sufficient prior to the execution hereof. Each party hereto acknowledges that the drafting of this Agreement has been a joint effort and any ambiguities or interpretative issues that may arise from and after the execution hereof shall not be decided in favor or, or against, any party hereto because the language reflecting any such ambiguities or issues may have been drafted by any specific party or her or its counsel.

]Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

"Company"

Broadleaf Capital Partners, Inc.

by: /s/ J. Michael King
J. Michael King, President

"SRI"

Sustained Release, Inc.

by: /s/ T.W. Owen
T.W. Owen, Chief Financial Officer

EXHIBIT "A"

ACQUISITION AGREEMENT

ACQUISITION AGREEMENT ("the Agreement"), dated November 29, 2013, by and between Sustained Release, Inc., ("SRI"), a Wyoming corporation, and Broadleaf Capital Partners, Inc.("BDLF").

WHEREAS, SRI is in the business of developing, jointly or singly, or acquiring, in whole or in part, businesses, proprietary technologies, and intellectual properties for further development and growth; and

WHEREAS, SRI holds a contract for the acquisition of a forty nine percent (49%) interest in certain proprietary technologies described as "sustained release" from Akina, Inc.; and

WHEREAS, BDLF, a public company, identifies and reviews unique and proprietary technologies for investment consideration; and

WHEREAS, BDLF desires to acquire SRI and SRI desires to be acquired by BDLF under the terms and conditions herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein, and other good and valuable consideration, the adequacy, sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I Definitions

1.0 Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a) "Acquisition" means BDLF is acquiring one hundred percent (100%) of issued and outstanding SRI shares.

(b) "Acquired Assets" means the Akina, Inc. contract.

(c) "Acquired Liabilities" means financial obligations under the Akina, Inc. contract and any employment agreement obligations.

ARTICLE II Acquisition Grant

2.0 Conveyance. SRI, for and in behalf of its shareholders, subject to the terms and conditions contained herein, conveys to BDLF, and BDLF hereby accepts, the Acquisition.

ARTICLE III Consideration

3.0 Consideration. In consideration of the Acquisition, BDLF shall issue directly to SRI shareholders, on a share for share basis, an aggregate of two million, two hundred twenty thousand (2,220,000) BDLF Class "A" Preferred Shares per the SRI shareholders list attached hereto as Exhibit "A".

ARTICLE IV Representations and Warranties

4.0 BDLF's Representations and Warranties. BDLF hereby warrants and represents to SRI that:

(a) Authority. This Agreement constitutes the legal, valid and binding obligation of BDLF, enforceable against in accordance with its terms. BDLF has the absolute and unrestricted right, power

and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and such action has been duly authorized by all necessary action of BDLF.

4.1 SRI's Representations and Warranties.

(a) Authority. This Agreement constitutes the legal, valid and binding obligation of SRI, enforceable against SRI in accordance with its terms. SRI has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and such action has been duly authorized by all necessary action of SRI.

ARTICLE IX General Provisions

5.0 Governing Law. This Agreement and all disputes arising out of or related to this Agreement, or the performance, enforcement, breach or termination hereof, and any remedies relating thereto, shall be construed, governed, interpreted and applied in accordance with the laws of the State of Nevada.

5.1 Amendment and Waiver. This Agreement may be amended, supplemented, or otherwise modified only by means of a written instrument signed by both parties. Any waiver of any rights or failure to act in a specific instance shall relate only to such instance and shall not be construed as an agreement to waive any rights or fail to act in any other instance, whether or not similar.

5.2 Severability. In the event that any provision of this Agreement shall be held invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of this Agreement, and such provision shall be modified to preserve (to the extent possible) their original intent.

5.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

5.4 Headings. All headings are for convenience only and shall not affect the meaning of any provision of this Agreement.

5.5 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements or understandings between the parties relating to its subject matter.

5.6 Notices. The Parties are each obligated to keep the other apprised as to their current address for "notice" purposes. All notices or other communications required or permitted hereunder shall be in writing shall be deemed duly given (a) if by personal delivery, when so delivered, (b) if transmitted by facsimile, (c) if mailed, three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient, or (d) or sent by an overnight delivery service, the day following being so sent to the addresses of record. Any party may change the address to which notices and other communications hereunder are to be delivered by giving the other party notice.

5.7 Legal Representation of the Parties. The parties agree that each party was either represented by its own separate and independent counsel or had an opportunity to be so represented in connection with this Agreement.

IN WITNESS WHEREOF, the parties have executed this Acquisition Agreement as of the date first written above.

SRI:

SUSTAINED RELEASE, INC.

By: /s/ T.W. Owens
Name: T.W. Owens
Title: Chief Financial Officer

BDLF:

BROADLEAF CAPITAL PARTNERS, INC.

By: /s/ Mike King
Name: Mike King
Title: President